BRUCE S. MENDELSOHN
212.872.8117/fax: 212.872.1002
bmendelsohn@akingump.com

January 28, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	FriendFinder Networks Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed on January 21, 2010
Amendment No. 9 to Registration Statement on Form S-1
Filed on January 26, 2010
File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 27, 2010 to Marc H. Bell, chief executive officer of FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”). On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 10 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it. Page references contained in the Company’s responses are to the form of prospectus (the “Prospectus”) contained in Amendment No. 10 to the Registration Statement.

General

1.	We note your response to prior comment 7 and your revised disclosure on page 84 where you indicate that the principal amounts of the Subordinated Convertible Notes increased to $176 million in connection with the waivers and amendments to your note agreements. Tell us whether this amount represents your currently available estimate of fair value for the new notes as determined pursuant to ASC 470-50-40-13 (EITF 96-16). Further, tell us what you currently estimate the gain or loss on extinguishment of debt to be, and revise to disclose such amount or the range of potential gain or loss.

Mark P. Shuman
Division of Corporation Finance
January 28, 2010

The Company notes the Staff’s comment. The $176 million principal amount of the Subordinated Convertible Notes at December 31, 2009 consists of the $156 million principal amount of the Subordinated Convertible Notes resulting from the October 8, 2009 amendment of the Subordinated Convertible Notes plus approximately $20 million as of December 31, 2009 for accrued interest at 6% from the date of the Various acquisition payable in additional notes. The Prospectus has been amended to disclose that the principal amount of the Subordinated Convertible Notes of $176 million at December 31, 2009 includes approximately $20 million of accrued interest as of December 31, 2009. See pages 84 and 174 of the Prospectus. In addition, the Prospectus has been revised to include a preliminary estimate of a range of the fair value of the revised Subordinated Convertible Notes, which the Company estimates to be $138.0 million to $140.0 million, and a preliminary estimate of the range of the loss on extinguishment of the Subordinated Convertible Notes, which the Company estimates to be approximately $1.5 million to $3.5 million. Please see page 83 of the Prospectus.

Executive Compensation, page 130

Compensation Discussion and Analysis, page 130

Executive Compensation Components, page 131

Bonuses, page 133

2.	We note your response to prior comment 8, and your disclosure that the actual bonus pool established for each quarter was less than the maximum because although your financial covenants were achieved, you did not meet your expectations with respect to “certain budgetary requirements.” Please provide further disclosure regarding the budgetary requirements including, without limitation, how the failure to meet expectations with respect to such requirements directly impacted the amount of Mr. Brackett’s bonus, prior to adjustment by Mr. Previte. In addition, revise your disclosure in the “Role of Executive Officers in Compensation Decisions” section on page 131 to reflect Mr. Previte’s involvement in compensation decisions.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 134 - 137 of the Prospectus for additional disclosure surrounding the Company’s quarterly bonus pool allocation. Please see page 132 regarding Mr. Previte’s involvement in compensation decisions.

Long-Term Equity Incentive Compensation, page 134

3.	Please provide a reasonably detailed description of the material terms of your 2009 Restricted Stock Plan. For example, but without limitation, state the number of shares reserved under the plan, and describe any limitations on annual or aggregate awards under the plan.

The Prospectus has been amended to include a reasonably detailed description of the material terms of the 2009 Restricted Stock Plan. Please see pages 138 - 139 of the Prospectus.

Compensation of Directors, page 141

4.	We note your disclosure that on April 3, 2009, you entered into an agreement with Dr. Lazarus to grant her stock options to purchase 1,250 shares of your common stock upon the consummation of your offering, and you entered into agreements with your other

Mark P. Shuman
Division of Corporation Finance
January 28, 2010

directors to grant each director stock options to purchase 250 shares of your common stock upon the consummation of this offering. It does not appear that you have filed these agreements as exhibits. Please provide us with your analysis as to how you determined not to file the agreements as exhibits pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

The form of the stock option agreement which was entered into on April 3, 2009 between the Company and Dr. Lazarus was previously filed as Exhibit 10.49 to Amendment No. 8 to the Registration Statement. This form of stock option agreement was also used for the agreements with the Company’s other directors to purchase 250 shares of the Company’s common stock upon the consummation of this offering. Please see Exhibit 10.49 to Amendment No. 8 which was filed on January 21, 2010.

Principal Stockholders, page 143

5.	We note your response to prior comment 9. As previously requested, for each principal stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder. We note that this disclosure has not been provided for Absolute Income Fund, LP, Epic Distressed Debt Opportunity Master Fund Ltd., and Satellite Senior Income Fund, LLC.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 149 - 150 of the Prospectus. As discussed telephonically on January 27, 2010 with Evan Jacobson of the Staff, the Company has verified directly with the investment adviser of Epic Distressed Debt Opportunity Master Fund Ltd. and the general counsel of Satellite Senior Income Fund, LLC the information with respect to sole or shared voting and/or dispositive powers with respect to the shares held by those respective stockholders. Furthermore, the Company has independently researched other filings made by the investment adviser of Epic Distressed Debt Opportunity Master Fund Ltd. and Satellite Senior Income Fund, LLC and represents to the Staff that the Company’s disclosure in the Registration Statement is identical to disclosure other companies have provided previously and which did not include the identity of natural persons. Therefore, the Company respectfully submits that the Company’s disclosure satisfies Item 403 of Regulation S-K because Instruction 3 permits a registrant to rely upon information set forth in Section 13(d) and 13(g) filings unless the registrant knows or has reason to believe that such information is not complete or accurate. Based upon the Company’s conversations with these stockholders and a review of other filings made by these stockholders, the Company has relied upon the statements made by these parties and has no reason to believe that such information provided is not complete or accurate.

Notes to Consolidated Financial Statements

Note S. Subsequent Events, page F-38

6.	Your disclosure on page 5 indicates that you amended 1,373,850 outstanding warrants with an exercise price of $0.0002 per share on October 8, 2009 so that they will no longer expire upon the closing of this offering. Tell us how you considered including a discussion of this amendment in your subsequent events footnote.

Mark P. Shuman
Division of Corporation Finance
January 28, 2010

The Company notes the Staff’s comment. The Prospectus has been amended to include disclosure that the 1,373,850 outstanding warrants with an exercise price of $0.0002 have been amended so that they will no longer expire upon the closing of the IPO. See pages F-29, F-40 and F-56 of the Prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-4

Exhibit 5.1

7.	The first full paragraph on page 2 of Exhibit 5.1 limits the scope of that legal opinion to the general corporate law of the State of Nevada. Please revise so that the opinion is rendered under all Nevada law, including the Constitution, statutes, and reported judicial opinions.

The legal opinion has been revised to reflect the Staff’s comment and has been re-filed with Amendment No. 10 to the Registration Statement as Exhibit 5.1.

*    *    *    *    *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 10 to the Registration Statement and (ii) four blacklined copies of Amendment No. 10 to the Registration Statement reflecting the changes made to the January 26, 2010 filing of Amendment No. 9 to the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc: Marc H. Bell